UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Companhia Paranense de Energia – Copel

(Exact name of registrant as specified in its charter)

Energy Company of Parana – Copel

(Translation of Registrant’s name into English)

Federative Republic of Brazil	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua José Izidoro Biazetto, 158 81200-240, Curitiba, Paraná Brazil	Not Applicable
(Address of principal executive offices)	(Zip Code)

Copy to:

Jonathan Mendes de Oliveira, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A preferred shares, without par value	The New York Stock Exchange (“NYSE”)*

American Depositary Shares (“ADS”) each representing four Class A preferred shares	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act: None.

* Application made for registration purposes only, not for trading, and only in connection with the listing of the ADSs on the New York Stock Exchange. Each ADS represents the right to receive four Class A preferred shares and the ADSs have been registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6 (File No. 333-276107). Accordingly, the ADSs are exempt from the operation of Section 12(a) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8.

EXPLANATORY NOTE

On December 22, 2023, Companhia Paranaense de Energia – Copel (the “Registrant,” “Copel,” “we,” “us” and “our”) filed a registration statement on Form 8-A (File No. 001-14668; Accession No. 0001292814-23-005114) (the “Initial 8-A”) with the Securities and Exchange Commission in connection with the cancellation of its unit program and registration of a American Depositary Shares, each representing four of our Class B preferred shares.

On August 22, 2025, holders of our common shares approved an amendment to our bylaws to grant certain additional rights to holders of our Class B preferred shares, so that each Class B preferred share have the same rights and preferences of our outstanding Class A preferred shares.

Prior to this amendment, Class A preferred shares and Class B preferred shares had the same rights, except that holders of Class A preferred shares have a dividend priority to receive a dividend equal to 10% of the total share capital represented by the Class A preferred shares outstanding at the end of the fiscal year in respect of which the dividends have been declared before any dividends are paid to Class B preferred shares. Following this amendment, Class B preferred shares benefit from the same dividend priority, and Class A preferred shares and Class B preferred shares have the same rights. As a result of the foregoing, our board of directors determined that starting on November 10, 2025, Class B preferred shares and Class A preferred shares will trade together in Brazil and therefore each outstanding Preferred Class B shares will be exchanged for one Class A preferred shares, without any further action. Therefore, from November 10, 2025, each American Depositary Share representing four Class B preferred shares began representing four Class A preferred shares.

This Amendment No. 1 to Form 8-A amends and restates the Initial Form 8-A to reflect this change.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are (i) the Class A preferred shares, without par value of the Registrant and (ii) the American Depositary Shares (“ADSs”) each representing four Class A preferred shares. The Registrant hereby incorporates by reference the description of the ADSs included in the revised form of American Depositary Receipt, which is also a revised form of prospectus for the ADSs under the Form F-6 Registration Statement (File No. 333-276107) filed pursuant to Rule 424(b) under the Securities Act on November 10, 2025.

Below is a description of the underlying Class A preferred shares. Please refer to the headings “Item 10. Additional Information – Memorandum and Articles of Association” and “Item 7. Major Shareholders and Related Party Transactions – Golden Share” of the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2025 (File No. 001-14668) for a description of the rights of the Registrant’s common shares and golden share, which impact the rights of holders of Class A preferred shares.

Dividends

Class A preferred shares are entitled to receive annual, non-cumulative minimum dividends, which dividend per share shall be at least 10% higher than the dividends per share paid to the holders of the Common Shares. To the extent that dividends are paid, they are to be paid in the following order: first, the holders of Class A preferred shares have the right to receive a minimum dividend equal to 10% of the total share capital represented by the Class A preferred shares outstanding at the end of the fiscal year in respect of which the dividends have been declared, and, to the extent that there are additional amounts to be distributed after all amounts allocated to the Class A preferred shares have been paid, the holders of common shares have the right to receive an amount per share equal to (i) the mandatory dividend divided by (ii) the total number of common shares outstanding at the end of the fiscal year in respect of which dividends have been declared, provided that the Class A preferred shares receive dividends per share at least 10% higher than the dividends per share paid to the common shares. To the extent that there are additional amounts to be distributed after all amounts described in the preceding items have been paid and in the form therein described, any such additional amount will be divided equally among all our shareholders. Holders of ADSs are paid dividends equal to those of their underlying shares.

Voting Rights

Holders of Class A preferred shares do not have voting rights, except in limited circumstances described below. Holders of Class A preferred shares acquire voting rights if, during three consecutive fiscal years, we fail to pay a fixed or minimum dividend to which the preferred shares are entitled. If a holder of preferred shares acquires voting rights in this manner, such rights will be identical to the voting rights of a holder of common shares and will continue until the dividend is paid. In accordance with our bylaws holders of preferred shares are entitled to voting rights in regards of specific matter discussed in a shareholders’ meeting:

•	Change in our corporate type into another, as well as incorporation, merger or spin-off.
•	Agreements between us and our controlling shareholder, directly or through a third party, or an entity influenced by the controlling shareholder, when such agreements shall be discussed in a shareholders’ meeting by force of statute or our bylaws.
•	Appraisal of assets for paying in our capital increase.
•	Choice of an entity to be hired for the assessment of our economic value.
•	Change or revocation of articles in our bylaws that alter or modify any of the requirements set forth in item 4.1. of the regulation of the Level 2 of [B]³, while the Level 2 participation contract is still in effect.
•	Appointment and removal of a member of the Board of Directors in a separate election, when requested by shareholders which have preferred shares equal to at least 10% of our total shares.
•	Exclusion or change in our bylaws aimed to suppress the right set forth in article 28, XXIX of our bylaws, which provides for the adoption of the full tariff set by a granting authority, requires the approval of most of the preferred shares.

Holders of ADSs may exercise their voting rights in accordance with its underlying shares, subject to the terms of the Deposit Agreement.

Preemptive Rights

Our shareholders (including holders of Class A preferred shares, in the case of issuance of additional Class A preferred shares) have a general preemptive right to subscribe for shares in any capital increase, in proportion to his or her ownership, as provided for in the Brazilian Corporate Law. A minimum period of 30 days following the publication of notice of a capital increase is assured for the exercise of the right, and the right is transferable. We may issue shares up to the limit of the authorized capital, excluding right of first refusal to the shareholders, as provided for in the Brazilian Corporate Law and in our bylaws.

Changes in Rights of Shareholders

A General Meeting of Shareholders must be held whenever we intend to change the rights of holders of Class A preferred shares. Under Brazilian Corporate Law the proposed changes must be approved by a majority of the class of shareholders that would be affected. Certain changes related to the rights of preferred shares, such as changes in preferences, advantages or conditions of redemption or amortization, may result in withdrawal by the holders of the shares affected.

Liquidation Rights

In the event of liquidation of the Company, after all creditors have been paid, all shareholders (including holders of Class A preferred shares) will participate equally and ratably in any remaining residual assets.

Withdrawal Rights

Our Class A preferred shares are not redeemable, except that under certain circumstances provided for in Brazilian Corporate Law, a dissenting shareholder has the right to withdraw their equity interest from us and receive reimbursement. According to Article 107 of our bylaws, the amount to be paid by us for the reimbursement of shares held by shareholders who have exercised their right of withdrawal, in cases authorized by law, shall correspond to the book value per share, determined based on the last set of financial statements approved by the general assembly. Shareholders may also request a special balance sheet in cases provided for in Article 45 of the Brazilian Corporate Law.

Item 2. Exhibits.

99 (A). Corporate Bylaws of the Registrant (incorporated herein by reference to the Registrant’s Form 6-K (File No. 001-14668; Accession No. 0001292814-25-003885), filed on November 12, 2025).

99 (B). Form of Amended and Restated Deposit Agreement (Class B Preferred Shares) dated as of December 28, 2023 among Companhia Paranaense de Energia – Copel, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 1 to the Form F-6 Registration Statement (File No. 333-276107), filed on December 18, 2023).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

COMPANHIA PARANENSE DE ENERGIA – COPEL
By:	/s/ Daniel Pimentel Slaviero
Name:	Daniel Pimentel Slaviero
Title:	Chief Executive Officer

By:	/s/ Felipe Gutterres Ramella
Name:	Felipe Gutterres Ramella
Title:	Chief Financial Officer and Investor Relations Officer

Date: November 12, 2025